UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 EARNINGS RESULTS 4th Quarter and Fiscal Year 2025 2 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Index Highlights Main Financial Indicators 2026 Guidance Deliveries And Backlog Revenue, Gross Margin And Adjusted EBIT Adjusted EBIT (Earnings Before Interest & Taxes) Net Income Investments Working Capital Adjusted Free Cash Flow Cash Position Variance Debt & Liability Management Capital Markets Shareholder Remuneration Financial Statements Reconciliation Of IFRS And “Non-GAAP” Information Ratios Based On “Non-GAAP” Information Conference Call Information About Embraer 3 4 4 5 6 7 8 8 10 10 11 12 14 15 16 22 25 26 27 | INDEX 3 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 | HIGHLIGHTS Guidance for 2026: from an operational point of view, Commercial Aviation deliveries between 80 and 85 aircraft and Executive Aviation deliveries between 160 and 170 aircraft. From a financial point of view, revenues in the US$8.2 to US$8.5 billion range, adjusted EBIT margin between 8.7% and 9.3% (with 10% U.S. import tariffs), and adjusted free cash flow w/o Eve of US$200 million or higher for the year. 8.35bn Highlights Revenues totaled US$2,652 million in 4Q25 and US$7,578 million in 2025 – highest annual level ever – +18% year-over-year (yoy) and above the high end of guidance. Highlights for Defense & Security and Executive Aviation revenues with +36% and +25% yoy growth. +18% Adjusted EBIT reached US$230.9 million with an +8.7% margin in 4Q25. For the full year, the company reported adjusted EBIT of US$656.8 million with an +8.7% margin - both above guidance. In 2024, the company’s adjusted EBIT ex-Boeing reached US$558.2 million for an +8.7% margin. U.S. import tariffs totaled US$27 million during the quarter (102bp); and US$54 million for the full year. +8.7% Adjusted free cash flow w/o Eve was US$738.3 million during the quarter and US$491.2 million in 2025, supported by higher number of aircraft delivered. Consequently, the company finished 2025 with US$109.3 million net cash position (w/o Eve). 738.3M The liability management strategy implemented materially increased the company’s (ex Eve) average loan maturity to 9.1 years in 4Q25 from 3.7 years in 4Q24. 9.1 years Embraer delivered 91 aircraft in 4Q25, of which 32 were commercial jets (18 E2s and 14 E1s), 53 were executive jets (28 light and 25 medium) while 6 were defense related (2 KC-390 Millennium and 4 A-29 Super Tucano). In 2025, the company delivered a total of 244 aircraft, of which 78 were commercial jets (44 E2s and 34 E1s), 155 were executive jets (86 light and 69 medium), 3 were multi-mission KC-390 Millennium and 8 were A-29 Super Tucano in Defense & Security; +18% versus the 206 aircraft delivered in 2024. 91 jets Firm order backlog of US$31.6 billion in 4Q25 – an all-time high and more than 20% higher yoy. Highlight for Commercial Aviation 2.8x book-to-bill across the E175 and E2 platforms, which supported a +42% yoy increase in backlog. For more information please see our 4Q25 Backlog and Deliveries release. 31.6bn To access the spreadsheet containing the data available in our Investor Relations website click here. 4 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Main Financial Indicators IFRS 4Q25 3Q25 4Q24 2025 2024 Revenue 2,651.8 2,003.5 2,311.5 7,577.5 6,394.7 Adjusted EBITDA 298.4 236.3 327.5 888.8 921.6 Adjusted EBITDA margin % 11.3% 11.8% 14.2% 11.7% 14.4% Adjusted EBIT 230.9 172.0 265.1 656.8 708.2 Adjusted EBIT margin % 8.7% 8.6% 11.5% 8.7% 11.1% Adjusted net income1 153.2 54.4 173.0 252.9 461.6 Earnings per share - ADS basic 0.4549 0.6355 0.2483 1.9219 1.9200 Adjusted free cash flow w/o Eve 738.3 300.3 995.5 491.2 675.6 Net cash w/o Eve* 109.3 (439.3) (110.7) 109.3 (110.7) * Net cash w/o Eve represents cash and cash equivalents, plus financial investments, minus short-term and long-term loans and financing, less Eve’s net cash. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. 1Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income also excludes the net after-tax special items. * Free cash flow = Adjusted free cash flow w/o Eve. In millions of U.S. dollars, except % and earnings per share data São Paulo, Brazil, March 6, 2026 (B3: EMBJ3, NYSE: EMBJ). The company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) and in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2025 (4Q25), September 30, 2025 (3Q25), and December 31, 2024 (4Q24), are derived from unaudited financial statements, except annual financial data and where otherwise stated. 2026 GUIDANCE Commercial Aviation deliveries 80 - 85 Executive Aviation deliveries 160 - 170 Consolidated revenues (US$ billion) 8.2 - 8.5 Adjusted EBIT margin 8.7% - 9.3% Free cash flow (US$ million)* 200 or higher From an operations point of view, Embraer estimates Commercial Aviation deliveries between 80 and 85 aircraft and Executive Aviation deliveries between 160 and 170 aircraft. From a financial point of view, revenues in the US$8.2 to US$8.5 billion range, adjusted EBIT margin between 8.7% and 9.3% (with 10% U.S. import tariffs), and adjusted free cash flow of US$200 million or higher for the year. 2026 Guidance (Eve Not Included) | MAIN FINANCIAL INDICATORS & 2026 GUIDANCE 5 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Deliveries and Backlog Embraer delivered 91 aircraft in 4Q25, of which 32 were commercial jets (18 E2s and 14 E1s), 53 were executive jets (28 light and 25 medium) and 6 were defense related (2 KC-390 Millennium and 4 A-29 Super Tucano). In 2025, the company delivered a total of 244 aircraft, of which 78 were commercial jets (44 E2s and 34 E1s), 155 were executive jets (86 light and 69 medium) and 11 were in Defense & Security (3 KC-390 Millennium and 8 A-29 Super Tucano) ‑ an +18% increase compared to the 206 aircraft in 2024. For more information please see our 4Q25 Backlog and Deliveries release. The company’s backlog reached US$31.6 billion in 4Q25, a record‑setting level. Compared to a year ago, the company wide backlog increased +20% with strength across all business units. For instance, the backlog for Commercial Aviation and Defense & Security increased +42% and +10% yoy, respectively; for Services & Support +7% yoy while for Executive Aviation +3% yoy. | OPERATING RESULTS Defense & Security 2 1 N/A 3 8 3 +267% US$ billion 4Q24 4.6 4.2 7.6 10.0 1Q25 4.9 4.3 7.4 13.1 2Q25 4.9 4.6 3.9 15.2 3Q25 4Q25 4.2 7.4 10.2 26.3 26.4 29.7 31.3 31.6 14.5 7.6 4.6 4.9 7.3 +20% 20 3 10 13 18 11 4 9 7 14 4Q24 1Q25 2Q25 3Q25 4Q25 +3% E1 E2 47 44 26 34 2024 2025 +7% Commercial Aviation Executive Aviation 22 9 17 18 25 22 14 21 23 28 4Q24 1Q25 2Q 25 3Q25 4Q25 55 69 75 86 2024 2025 +19% +20% Light Jets Medium Jets KC-390 Services & Support Executive Aviation Defense & Security Commercial Aviation A-29 Super Tucano 4 4 4Q24 1Q25 2Q25 3Q25 4Q25 2024 2025 6 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Revenue, Gross Margin and Adjusted EBIT Consolidated revenue of US$2,652 million in 4Q25 represented a +15% increase yoy. Total revenue of US$7,578 million in 2025 was above the high end of guidance and an increase of +18% when compared to 2024. All business units performed well throughout the year, especially Defense & Security, Executive Aviation and Services & Support, whose revenues increased +36%, +25% and +18% yoy, respectively. Executive Aviation Revenues totaled US$750 million in the quarter, +20% higher yoy, supported by higher volumes and prices. Consequently, gross margin increased from +16.8% to +17.3% a year ago while adjusted EBIT margin inched higher from +10.3% to +10.5% yoy. The gains recorded from higher volumes, pricing and operating leverage more than offset the negative impact of U.S. tariffs (US$24 million; 320bp) during the period. Defense & Security Revenues reached US$345 million during the quarter, +48% higher yoy, because of stronger KC-390 revenue recognition related to customer mix and product stage (in accordance with the percentage of completion calculation method). Gross margin decreased from +28.3% to a more normalized +13.5% yoy because of customer mix and one-off benefits in the year ago comp. Consequently, the adjusted EBIT margin decreased from +17.5% to +6.8% yoy. | EARNINGS RESULTS Commercial Aviation Revenues were US$974 million during the quarter, -1% lower yoy, because of customer mix. Gross margin decreased from +12.5% to +8.6% yoy while Adjusted EBIT decreased from +8.5% to +4.1% yoy dragged by customer mix and higher production costs (e.g. logistics and others). 98 974 9% 4% 4Q24 4Q25 Adj. EBIT margin Revenues (US$m) 626 750 10% 11% 4Q24 4Q25 Adj. EBIT margin Revenues (US$m) 233 345 18% 7% 4Q24 4Q25 Adj. EBIT margin Revenues (US$m) 1 7 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Services & Support Revenues totaled US$552 million in the quarter, +25% higher yoy, driven by higher volumes across all segments, particularly in Defense & Security and Commercial Aviation. The gross margin increased from +29.4% to +32.2% yoy mainly because of materials. Consequently, the Adjusted EBIT margin increased from +17.4% to +21.4% yoy, and more than offset the negative impact of U.S. tariffs (US$3 million; 54bp) during the period. Others The segment includes Agricultural Aviation (i.e. crop duster), the cyber division Tempest, the recently included landing gear division, and other businesses. Revenues for the segment rose +2% during the quarter from US$30.0 million to US$30.4 million yoy because of the inclusion of the reclassified landing gear division in early 2025 which more than offset agricultural related weakness. Adjusted EBIT / Earnings Before Interest & Taxes For the quarter, Adjusted EBIT was US$230.9 million with an +8.7% margin if excluded US$13.6 million from extraordinary items (i.e. Eve’s results). Meanwhile, for the year, the company generated US$656.8 million in Adjusted EBIT with an +8.7% margin if excluded similar US$49.2 million. Reported EBIT was US$217.3 million in the quarter compared to US$258.3 million a year ago. For the full year, reported EBIT decreased to US$607.6 million in 2025 (+8.0% margin) from US$667.5 million in 2024 (+10.4% margin) because of U.S. import tariffs [US$(54) million], and one-off events such as the Boeing agreement in 2024 (US$150 million) and nonrecurring facilities infrastructure costs in 2025 [US$(32) million]. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. EBIT Eve results EBIT Eve results US$ Million Adjusted EBIT 4Q25 Adjusted EBIT 2025 250 500 750 Adjusted EBIT Adjusted EBIT 14 49 217 608 231 657 | EARNINGS RESULTS 441 552 17% 21% 4Q24 4Q25 Adj. EBIT margin Revenues (US$m) 30 30 Revenues (US$m) 4Q24 4Q25 8 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Adjusted Net Income Adjusted net income was US$153.2 million for the quarter if we exclude extraordinary items such as US$56.1 million in deferred taxes and US$13.8 million from Eve’s results, compared to US$173.0 million a year ago. Net income attributable to Embraer shareholders and net income per ADS (American Depositary Shares) were US$83.3 million and US$0.4549 in 4Q25, compared to US$45.6 million and US$0.2483, respectively, in 4Q24. Meanwhile, for the full year, Adjusted net income was US$252.9 million in 2025 if we exclude extraordinary items such as US$(136.5) million in deferred taxes and US$37.5 million from Eve’s results, versus US$461.6 million in 2024. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. | EARNINGS RESULTS Embraer net income Embraer net income Deferred income tax & social contribution net change Deferred income tax & social contribution net change US$ Million Adjusted Net Income 4Q25 Adjusted Net Income 2025 200 400 Eve results Eve results 56 14 83 0 153 352 253 (137) 38 Embraer adj. net income Embraer adj. net income Investments Embraer, on a stand-alone basis, invested a total of US$99.0 million in 4Q25 compared to US$120.1 million in 4Q24. Capital expenditures amounted to US$26.5 million (US$56.3 million a year ago), net additions to the Pool program (spare parts) another US$11.7 million (US$0.2 million a year ago), net add to intangibles US$33.7 million (US$45.5 million a year ago) and research US$27.1 million (US$18.1 million a year ago). Meanwhile, Eve invested a total of US$58.5 million during the quarter (US$33.2 million a year ago), of which US$5.7 million were capital expenditures, US$48.7 million net add to intangibles and US$4.0 million research. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$157.5 million during the period (US$153.3 million a year ago). On a yearly basis, Embraer stand-alone invested a total of US$383.3 million in 2025 compared to US$428.0 million in 2024. Capital expenditures amounted to US$155.0 million (US$190.2 million a year ago), net additions to the Pool program (spare parts) another US$42.2 million (US$35.6 million a year ago), net add to intangibles US$126.4 million (US$152.5 million a year ago) and research US$59.7 million (US$49.8 million a year ago). Meanwhile, Eve invested a total of US$198.0 million during the year (US$123.5 million yoy), of which US$13.0 million were capital expenditures, US$170.3 million net add to intangibles and US$14.7 million research. Consequently, Embraer and Eve on a consolidated basis invested a total of US$581.3 million in 2025 (US$551.6 million a year ago). 9 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Capex* Eve Capex* capex* Eve capex* Net add Pool program* Net add Pool program* Net Research** Research** add to intangible Net add to intangible Embraer investment Embraer investment Eve research** Eve research** Eve investment Eve investment Embraer & Eve investment Embraer & Eve investment Eve net add to intangible Eve net add to intangible 400 500 600 700 300 200 US$ Million Investments 4Q25 Investments 2025 100 0 27 155 12 42 34 126 27 60 99 383 4 15 49 170 6 13 59 198 158 581 In 4Q25 *PP&E (Capex + Net add Pool program) US$43.9 million considers only related cash inflows and outflows during the period; US$27.3 million in the Adjusted Free Cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$29.0 million and US$(1.7) million; CF]. On a yearly basis *PP&E (Capex + Net add Pool program) US$210.2 million considers only related cash inflows and outflows during the period; US$170.1 million in the Adjusted Free Cash Flow section reflects accruals from the indirect cash flow accounting methodology [Acquisition of and Proceeds from sale of PP&E: US$187.2 million and US$(17.1) million; CF]. **Research expenditures are expensed (i.e. not capitalized). 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. Currently, Embraer on a stand-alone basis has three main sustainable growth projects: • Executive Aviation (US$90 million capex during 2024-2027; Gavião Peixoto SP, Brazil & Melbourne FL, USA): an increase in the production capacity for the business by 2027 in-line with its recent backlog growth; • Services & Support (US$105 million capex during 2021-2026; OGMA Portugal): brand new line for induction of PW1100 and PW1900 engines with start of operations in 2024 and full ramp (US$650 million revenues) in 2030; and • Services & Support (US$70 million capex during 2025-2027; Fort Worth TX, USA): an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027. | EARNINGS RESULTS 10 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 | EARNINGS RESULTS Balance Sheet Data w/o Eve 4Q25 3Q25 4Q24 Δ qoq Δ yoy Inventories 3,267.1 3,645.5 2,934.1 (378.4) 333.0 Trade accounts receivable 291.1 237.7 322.8 53.4 (31.7) A Customer and commercial financing 8.0 5.1 32.4 2.9 (24.4) Contract assets 562.0 797.5 624.1 (235.5) (62.1) Other assets 862.2 811.2 746.6 51.0 115.6 Contract liabilities 3,435.1 3,312.4 3,283.1 122.7 152.0 Trade accounts payable 1,088.9 1,193.9 964.5 (105.0) 124.4 Trade accounts payable - Supplier finance 62.9 51.0 43.3 11.9 19.6 Other payables 1,648.7 1,539.8 1,461.0 108.9 187.7 Working Capital (A-B) (1,245.2) (600.1) (1,091.9) (645.1) (153.3) Working Capital (w/o Eve) Working capital decreased US$(645.1) million during 4Q25 mainly because of seasonally higher aircraft deliveries. In the assets side, the main decrease was in a) Inventories [US$(378.4) million due to the higher number of deliveries in the quarter] and b) Contract assets [US$(235.5) million mainly Defense & Security related] while, in the liabilities side, the main increases were in c) Contract liabilities (US$122.7 million) and d) Other payables (US$108.9 million). Finally, on an annual basis, the US$333.0 million increase in inventories reflects the increased number of expected aircraft deliveries for 2026. in millions of U.S. dollars B 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. Inventories: raw materials, work in progress, spare parts and finished goods. Trade accounts receivable: amount owed by clients for products sold and not paid yet. Customer and commercial financing: amount owed by clients for financing provided for products sold and not paid yet. Contract assets: rights to compensation for the work already completed but not yet billed at the reporting date. Contract liabilities: non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. Trade accounts payable: amount owed by the company for goods and/ or services provided by suppliers. Trade accounts payable – supplier finance: amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment. Adjusted Free Cash Flow Embraer on a stand-alone basis Adjusted free cash flow was US$738.3 million in 4Q25 and US$491.2 million in 2025 because of the stronger operating income (higher number of aircraft deliveries) and strong performance in sales (i.e. associated PDP’s; contract liabilities). Embraer EBITDA Embraer EBITDA Working Capital* Working Capital* Working capital forex variance Working capital forex variance Net additions to PP&E Net additions to PP&E Intangible Inc. tax Intangible and social contrib. Inc. tax and social contrib. Interest paid Interest paid Embraer consolidated adj. free cash flow Embraer consolidated adj. free cash flow Eve free cash flow Eve free cash flow Embraer stand-alone free cash flow Embraer stand-alone free cash flow 1,500 1,000 500 0 US$ Million Reported EBITDA to Free Cash Flow 4Q25 285 675 (123) (27) (83) (6) 738 (19) 703 36 840 218 (43) (170) (297) (74) 175 491 (158) 317 Reported EBITDA to Free Cash Flow 2025 *Working capital change for Embraer consolidated. Quarter US$674.7 million; Embraer stand-alone US$645.1 million and Eve US$29.6 million. Year US$217.9 million; Embraer stand-alone US$153.3 million and Eve US$64.6 million. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. 11 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 | EARNINGS RESULTS Cash Position Variance Embraer’s liquidity position remains strong as its cash position on a consolidated basis reached US$2,914.7 million at the end of 4Q25, and it is complemented by its undrawn US$1.0 billion Revolver Credit Facility (RCF). The consolidated cash position was US$833.2 million higher than the US$2,081.5 million in 3Q25. The company generated US$702.7 million in adjusted free cash flow during the quarter [Embraer stand-alone US$738.3 million and Eve US$(35.6) million]. Net financial position variance was US$318.3 million [mainly due to US$378.3 million in proceeds from loans and financing] while dividends paid in the period were US$(14.5) million and share repurchases totaled US$(172) million. Meanwhile, Eve’s cash position stood at US$392.5 million in 4Q25. Therefore, Embraer on a stand-alone basis finished the quarter with US$2,522.2 million in cash balance. The consolidated cash position was US$363.7 million higher than the US$2,551.0 million in 4Q24. The company generated US$316.7 million in adjusted free cash flow during the year [Embraer stand-alone US$491.2 million and Eve US$(174.5) million]. Meanwhile, net financial position variance was US$72.3 million (mainly due to repayment / proceeds from borrowings US$182.7 million and loans granted US$(93.5) million), M&A net outflows (i.e. net investments in subsidiaries) reached US$(12.3) million, Eve share offering totaled US$197 million, dividend payments during the period were US$(23.6) million and share repurchases reached US$(187) million. Finally, Eve cash position stood at US$392.5 million at the end of the quarter. Therefore, Embraer on a stand-alone basis finished 2025 with US$2,522.2 million in cash. Embraer consolidated cash 3Q25* Embraer consolidated cash 4Q24* Free cash flow** Free cash flow** Net financial position var.*** Net financial position var.*** Eve equity offering Eve equity offering M&A Dividends Share M&A Dividends repurchased Share repurchased Embraer consolidated cash 4Q25 Embraer consolidated cash 4Q25 Eve cash 4Q25 Eve cash 4Q25 Embraer S.A. cash 4Q25**** Embraer S.A. cash 4Q25**** 4,000 3,000 US$ Million Cash position variance (from 3Q25 to 4Q25) Cash position variance (from 2024 to 2025) 2,000 1,000 0 2,082 703 318 - (15) (172) 2,915 2,522 - 2,551 317 72 (12) (24) (187) 2,915 (393) (393) 2,522 197 * Cash includes cash & cash equivalents, current and non-current financial investments (BS). ** Embraer consolidated adjusted free cash flow: 4Q25 Embraer stand-alone US$738.3 million and Eve US$(35.6) million. 2025 Embraer standalone US$491.2 million and Eve US$(174.5) million. *** Net financial position variance includes: 4Q25 net financial investments [US$65.7 million; CF], loans amortizations [US$(53.2) million; CF] repayment / proceeds from borrowings (US$378.3 million; CF), lease payments [US$(5.4) million; CF], foreign exchange gain (loss), net [US$(15.9) million; CF] and change in current and non-current financial investments [US$(51.2) million; BS]; 2025 net financial investments [US$47.4 million; CF], loans amortizations [US$(93.5) million; CF] repayment / proceeds from borrowings (US$ 182.7 million; CF), lease payments [US$(23.7) million; CF], foreign exchange gain (loss), net [US$(17.5) million; CF] and change in current and non-current financial investments [US$(23.1) million; BS]. **** Sa = Stand-alone. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. 12 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 * Eve’s net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans. ** Embraer and Eve’s net cash = cash and cash equivalents plus financial investments short-term and long-term minus loans short-term and long-term. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. Debt & Liability Management 4Q25 3Q25 4Q24 Δ qoq Δ yoy Embraer cash 2,522.2 1,669.9 2,247.6 852.3 274.6 Embraer gross debt 2,412.9 2,109.2 2,358.3 303.7 54.6 Embraer net cash 109.3 (439.3) (110.7) 548.6 220.0 Eve cash 392.5 411.6 303.4 (19.1) 89.1 Eve gross debt 180.9 169.1 132.8 11.8 48.1 Eve net cash* 211.6 242.5 170.6 (30.9) 41.0 Embraer & Eve net cash** 320.9 (196.8) 59.9 517.7 261.0 Embraer’s stand-alone net cash position increased sequentially by US$548.6 million to US$109.3 million in 4Q25, as an US$852.3 million increase in its cash position, supported by positive US$738.3 million adjusted free cash flow generation during the period, more than offset a US$303.7 million increase in gross debt. On a yearly basis, Embraer’s stand-alone net cash position improved by US$220.0 million as the company continued to implement its debt liability strategy and reduce its financial gearing. in millions of U.S. dollars | DEBT & LIABILITY MANAGEMENT Eve’s net cash position worsened US$(30.9) million sequentially to US$211.6 million in 4Q25 because of the negative US$(35.6) million free cash flow generation during the period. Furthermore, Eve’s gross debt increased marginally by US$11.8 million qoq to US$180.9 million, as the company continued to finance its research and development efforts. On an annual basis, Eve’s net cash position improved by US$41.0 million as the company continued to protect its cash runway by offsetting its burn-rate with new equity financing rounds. 13 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Maturities US$ million Maturities 2 US$ million Deleveraging 2021 2022 2023 2024 2025 363 3.9x 2.3x 1.4x 0.1x -0.1x 459 562 922 889 Net debt w/o Eve/ Adj. EBITDA Adj. EBITDA 1 Revolving Credit Facility; 2 Maturities without Eve, do not consider accrued interest and deferred cost | Eve Financial Position: Cash equivalents and financial investments: US$393 million / Debt maturing through 2030: US$115 million / Debt maturing from 2031 onwards: US$68 million. Cash RCF1 2,522 63 15 25 24 384 5 84 203 3 670 1,000 3,522 1,016 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 >2036 In terms of debt profile, the average loan maturity for Embraer (ex Eve) materially increased to 9.1 years in 4Q25 from 3.7 years in 4Q24 because of the liability management strategy implemented. The loan term structure consisted of 96% in long-term contracts and only 4% in short-term ones. In the meantime, the cost of United States dollardenominated loans decreased to 5.60% per year in 4Q25 compared to 6.25% in 4Q24, while the cost of Brazilian real-denominated loans decreased to 3.79% per year in 4Q25 compared to 6.18% per year in 4Q24. Finally, the cost of euro-denominated loans decreased to 3.95% per year in 4Q25 compared to 4.25% per year in 4Q24. | DEBT & LIABILITY MANAGEMENT 14 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Capital Markets | CAPITAL MARKETS Share price on December 31, 2025: EMBJ3 R$88.6 / EMBJ US$64.8; Market Cap on December 31, 2025: EMBJ3 R$62.7 bn / EMBJ US$11.5 bn; and 3-month ADTV: EMBJ3 R$379 million / EMBJ US$73 million. 80% 60% 40% 20% 0% 100% EMBJ3 x IBOV EMBJ x S&P 500V Bonds Yield to maturity Bonds Spread Over U.S. Treasury 80% 60% 40% 20% 0% 100% -20% Jan/25 Apr/25 Jul/25 Oct/25 Dec/25 Jan/25 Apr/25 Jul/25 Oct/25 Dec/25 Jan/25 Apr/25 Jul/25 Oct/25 Dec/25 Jan/25 Apr/25 Jul/25 Oct/25 Dec/25 15 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 For fiscal year 2026 and beyond, the company intends to analyze the potential fiscal benefits from quarterly IoE declarations. These IoE values will be added with – if required – a top-up dividend to comply with the minimum 25% of net income payment established by Brazilian corporate law. The company will pay these monies in a single annual payment after the approval of the potential top-up dividend in the next calendar year shareholders’ meeting. Period Declared Income Approval Date EMBJ3 Record Date1 EMBJ3 Payment Date2 Gross Amount Declared (R$ million) Gross Value per Share (R$) Gross Value per ADS (US$)3 FY24 Dividends Apr 29th, 2025 May 12th, 2025 May 23rd, 2025 51.4 0.07 0.05 2Q25 IoE Apr 29th, 2025 Dec 15th, 2025 May 20th, 2026 142.8 0.20 0.14 3Q25 IoE Aug 07th, 2025 Dec 15th, 2025 May 20th, 2026 66.9 0.09 0.07 4Q25 IoE Nov 06th, 2025 Dec 15th, 2025 May 20th, 2026 147.9 0.20 0.14 4Q25 IoE Supplementary Dec 08th, 2025 Dec 15th, 2025 Jan 14th, 2026 79.7 0.11 0.08 FY25 Interim Dividends Dec 08th, 2025 Dec 15th, 2025 Dec 22nd, 2025 80.0 0.11 0.08 2025 568.7 0.78 0.56 Dividend yield (%)4 0.88% 0.86% 1 Shareholders on record at the close of trading in the B3 stock exchange will be entitled to receive the proceeds. 2Payment date refers to EMBJ3/EMBR3; for EMBJ/ERJ the payment will follow applicable procedures from the U.S. depositary bank. 3 Estimated value (i.e. dependent on spot foreign exchange rate). 4 Dividend yield was calculated based on the share price as of December 31, 2025. | SHAREHOLDER REMUNERATION Shareholder Remuneration For fiscal year 2024, the company approved on April 29th, 2025, the payment of R$51.4 million in dividends (R$0.07 per share) for the EMBJ3 shareholders base on May 12th, 2025, to be settled on May 23rd, 2025. On April 29th, 2025, the company declared R$142.8 million (R$0.20 per share) in Interest on Equity (IoE) related to the 2nd quarter. On August 07th, 2025, the company declared R$66.9 million (R$0.09 per share) in Interest on Equity (IoE) related to the 3rd quarter. On November 06th, 2025, the company declared R$147.9 million (R$0.20 per share), in Interest on Equity (IoE) related to the 4th quarter. On December 08th, 2025, the company declared R$79,7 million (R$0.11 per share) in 4th quarter supplementary Interest on Equity (IoE), and R$80.0 million in interim dividends (R$0.11 per share) related for fiscal year 2025. 16 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 FINANCIAL STATEMENTS 17 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Embraer S.A. Consolidated Income Statement (in millions of U.S. dollars, except earnings per share and number of shares) 4Q25 3Q25 4Q24 2025 2024 Revenue 2,651.8 2,003.5 2,311.5 7,577.5 6,394.7 Cost of sales and services (2,209.6) (1,659.0) (1,881.9) (6,248.8) (5,241.6) Gross profit 442.2 344.5 429.6 1,328.7 1,153.1 Administrative expenses (59.8) (51.9) (53.8) (213.6) (198.9) Selling expenses (93.0) (85.6) (78.9) (338.5) (309.7) Expected credit (losses) reversal 3.1 (1.1) (18.2) (3.9) (21.1) Research expenses (31.1) (17.0) (18.0) (74.4) (55.0) Other income 38.7 20.8 28.2 101.2 266.1 Other expenses (81.7) (47.9) (29.9) (185.0) (162.7) Share of profit of investments accounted for under the equity method (1.1) (2.2) (0.7) (6.9) (4.3) Operating income before financial result 217.3 159.6 258.3 607.6 667.5 Financial income 150.4 49.3 754.1 316.1 311.1 Financial expense (220.4) (99.1) (857.4) (615.0) (415.5) Foreign exchange gain (loss), net (9.6) (3.0) 13.6 (41.1) (6.0) Income before income tax 137.7 106.8 168.6 267.6 557.1 Income tax (56.6) 22.0 (130.6) 91.4 (202.4) Income for the period 81.1 128.8 38.0 359.0 354.7 Attributable to: Owners of Embraer 83.3 116.6 45.6 351.9 352.6 Non-controlling interests (2.2) 12.2 (7.6) 7.1 2.1 Weighted average number of shares (in thousands) Basic 732.4 733.9 734.6 732.4 734.6 Diluted 732.4 733.9 734.6 732.4 734.6 Earnings per share Basic 0.1137 0.1589 0.0621 0.4805 0.4800 Diluted 0.1137 0.1589 0.0621 0.4805 0.4800 Earnings per share - ADS basic (US$) 0.4549 0.6355 0.2483 1.9219 1.9200 Earnings per share - ADS diluted (US$) 0.4549 0.6355 0.2483 1.9219 1.9200 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. | FINANCIAL STATEMENTS 18 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Embraer S.A. Consolidated Cash Flow Statement (in millions of U.S. dollars) 4Q25 3Q25 4Q24 2025 2024 Operating Activities Income for the period 81.1 128.9 38.0 359.0 354.7 Adjustment to net income for items not affecting cash Depreciation and amortization expenses 77.8 71.5 74.0 259.5 243.6 Realization of contribution from suppliers (10.3) (7.2) (11.6) (27.5) (30.2) Losses (reversal) of impairment losses of inventories (4.9) (3.3) 1.9 3.6 7.1 Adjustment to fair value - Financial investments (11.0) 7.4 (0.6) 11.8 19.3 Expected credit losses (reversal) 4.8 1.1 18.2 11.8 21.1 (Gain) loss on disposal of fixed assets and investments (10.9) 4.4 (5.1) 7.4 6.2 Income tax and social contribution 56.6 (22.0) 130.6 (91.4) 202.4 Accrued interest 0.1 38.0 40.6 111.3 174.6 Interest on marketable securities, net (4.1) (4.8) (5.1) (18.3) (18.1) Share of (profit) loss of investments accounted for the equity method 1.1 2.2 0.7 6.9 4.3 Foreign exchange (gain) loss, net 11.4 2.9 (9.9) 36.7 8.7 Other provisions 29.8 35.4 4.1 25.5 55.4 Others 1.8 1.4 (0.2) 6.7 5.2 Changes in assets: Financial investments 65.9 (108.4) (1.5) 86.6 (117.7) Derivative financial instruments 49.3 (71.0) 128.3 (19.3) (41.5) Accounts receivable (62.3) 124.7 (88.5) 25.9 (159.3) Contract assets 235.3 (10.6) 121.1 60.5 (114.1) Customer financing (3.0) 19.0 3.9 22.1 25.1 Inventories 375.6 (68.7) 392.6 (382.2) (370.2) Other assets (20.4) 36.2 141.3 (66.2) (49.5) Changes in liabilities: Trade accounts payable and Trade accounts payable - Supplier finance arrangements (61.2) 28.5 (187.3) 174.3 204.8 Other payables 34.4 199.2 (134.8) 406.3 24.1 Contract liabilities 122.8 (4.3) 433.2 150.7 748.1 Taxes and payroll charges payable (57.7) (52.7) 12.2 (67.2) (58.2) Unearned income 0.8 2.4 6.8 7.0 2.9 NET CASH GENERATED IN OPERATING ACTIVITIES 902.8 350.2 1,102.9 1,101.5 1,148.8 Income tax and social contribution paid (5.8) (18.6) (44.1) (73.6) (101.2) Interest paid (18.6) (62.7) (11.7) (157.9) (176.3) 1. NET CASH PROVIDED BY OPERATING ACTIVITIES 878.4 268.9 1,047.1 870.0 871.3 Investing activities Acquisition of property, plant and equipment (29.0) (56.4) (31.1) (187.2) (200.4) Proceeds from sale of property, plant and equipment 1.7 4.5 12.3 17.1 12.2 Additions to intangible assets (82.5) (82.2) (73.8) (296.7) (265.8) Additions to investments in subsidiaries and affiliates, net of cash acquired - (12.2) (3.9) (12.3) (18.3) Acquisition of financial investments (279.8) (1.8) (275.4) (423.6) (238.0) Proceeds from sale of financial investments 279.6 44.0 233.5 384.5 49.5 Proceeds from (disposal of) loan granted (53.2) (40.3) - (93.5) 60.5 Dividends received - - 0.1 - 0.6 2. NET CASH USED IN INVESTING ACTIVITIES (163.2) (144.4) (138.3) (611.7) (599.7) Financing activities Proceeds from loans and financing 1,329.0 482.1 214.5 2,957.2 775.2 Repayment of loans and financing (990.5) (386.5) (386.5) (2,814.4) (1,155.3) Dividends payments (14.5) - - (23.6) - Resources derived from the sale of receivables 40.0 - - 40.0 - Receipt in the offering of subsidiary shares - 210.0 - 210.0 65.6 Costs in the offering of subsidiary shares - (12.6) - (12.6) (2.4) Repurchases of common shares (172.3) - - (186.8) - Lease payments (5.4) (6.3) (6.0) (23.7) (18.8) | FINANCIAL STATEMENTS 19 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 | FINANCIAL STATEMENTS 4Q25 3Q25 4Q24 2025 2024 3. NET CASH GENERATED (USED) IN FINANCING ACTIVITIES 186.3 286.7 (178.1) 146.1 (335.7) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD 1,064.4 654.0 825.0 1,563.0 1,626.3 Increase (decrease) in cash and cash equivalents (1+2+3) 901.5 411.2 730.7 404.4 (64.1) Effects of exchange rate changes on cash and cash equivalents (16.1) (0.8) 7.3 (17.6) 0.8 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 1,949.8 1,064.4 1,563.0 1,949.8 1,563.0 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. 20 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. Assets 4Q25 3Q25 4Q24 Current Cash and cash equivalents 1,949.8 1,065.4 1,563.0 Financial investments 676.1 699.5 639.7 Trade accounts receivable 289.4 234.5 320.8 Derivative financial instruments 8.7 54.5 13.2 Customer financing 0.4 2.1 12.2 Contract assets 510.1 712.7 622.7 Inventories 3,267.1 3,645.5 2,936.1 Income tax and social contribution 78.8 144.0 142.0 Other assets 369.7 314.0 262.7 7,150.1 6,872.2 6,512.4 Non-current Financial investments 288.8 316.6 348.3 Contract assets 51.9 84.8 1.4 Derivative financial instruments - 0.3 - Customer financing 7.6 3.0 20.2 Trade accounts receivable 1.7 3.2 2.0 Deferred income tax and social contribution 118.1 143.0 174.0 Other assets 313.3 223.8 173.4 781.4 774.7 719.3 Investments 30.3 54.6 43.7 Property, plant and equipment 2,130.9 2,095.1 1,941.3 Intangible assets 2,721.3 2,667.1 2,502.9 Right of use 106.2 104.4 104.7 4,988.7 4,921.2 4,592.6 TOTAL ASSETS 12,920.2 12,568.1 11,824.3 | FINANCIAL STATEMENTS 21 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 Embraer S.A. Consolidated Balance Sheet (in millions of U.S. dollars) Liabilities 4Q25 3Q25 4Q24 Current Trade accounts payable 1,116.8 1,197.0 966.3 Trade accounts payable - Supplier finance arrangements 62.9 51.0 43.3 Lease liability 20.7 20.3 19.2 Loans and financing 105.3 100.0 113.8 Other payables 610.3 531.1 359.8 Contract liabilities 2,563.4 2,595.4 2,563.4 Derivative financial instruments 38.4 35.3 71.9 Taxes and payroll charges payable 63.3 46.2 45.8 Income tax and social contribution 23.3 94.2 124.7 Unearned income 29.7 26.1 18.0 Provisions 127.6 100.6 90.1 4,761.7 4,797.2 4,416.3 Non-Current Lease liability 97.4 95.6 92.6 Loans and financing 2,488.5 2,178.3 2,377.3 Other payables 348.1 320.9 161.2 Contract liabilities 871.7 717.0 721.2 Derivative financial instruments 26.4 24.4 31.9 Taxes and payroll charges payable 12.1 11.8 9.2 Income tax and social contribution 3.8 3.9 3.2 Deferred income tax and social contribution 273.1 230.8 450.3 Unearned income 8.2 11.0 12.8 Provisions 217.2 222.3 203.7 4,346.5 3,816.0 4,063.4 TOTAL LIABILITIES 9,108.2 8,613.2 8,479.7 Shareholder's Equity Share capital 1,551.6 1,551.6 1,551.6 Treasury shares (215.0) (42.7) (28.2) Revenue reserves 1,879.0 1,624.2 1,624.2 Share-based payment 327.9 53.3 185.1 Other comprehensive loss (98.8) (103.8) (257.1) Result in transactions with non-controlling interest - 273.2 - Retained earnings - 229.9 - Equity Attributable to owners of the Company 3,444.7 3,585.7 3,075.6 Non-controlling interest 367.3 369.2 269.0 Total Equity 3,812.0 3,954.9 3,344.6 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY 12,920.2 12,568.1 11,824.3 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. | FINANCIAL STATEMENTS 22 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 in millions of U.S. dollars EBITDA RECONCILIATION LTM* (IFRS) 4Q25 3Q25 4Q24 Net income attributable to Embraer 351.9 314.3 352.5 Non-controlling interest 7.1 1.7 2.1 Income tax (income) expense (91.4) (17.4) 202.4 Financial (income) expense, net 298.9 332.1 104.5 Foreign exchange (gain) loss, net 41.1 17.9 6.0 Depreciation and amortization 232.0 226.9 213.4 EBITDA LTM 839.6 875.5 880.9 * Last Twelve Months 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. Reconciliation of IFRS and “NON-GAAP” information We define free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Adjusted free cash flow is not an accounting measure under IFRS. Adjusted free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer’s cash position. Adjusted free cash flow should not be considered as a measure of the company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, adjusted free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate adjusted free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry. Adjusted Free Cash Flow Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company’s financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income. EBITDA LTM | FINANCIAL STATEMENTS 23 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 ADJUSTED EBIT RECONCILIATION 4Q25 3Q25 4Q24 2025 2024 Operating profit before financial income (EBIT) 217.3 159.6 258.3 607.6 667.5 Expenses related to Eve 13.6 12.4 6.8 49.2 42.6 Eve warrants - - - - (1.9) Adjusted EBIT 230.9 172.0 265.1 656.8 708.2 Adjusted EBIT margin % 8.7% 8.6% 11.5% 8.7% 11.1% ADJUSTED EBITDA RECONCILIATION 4Q25 3Q25 4Q24 2025 2024 EBITDA 284.8 223.9 320.7 839.6 880.9 Expenses related to Eve 13.6 12.4 6.8 49.2 42.6 Eve warrants - - - - (1.9) Adjusted EBITDA 298.4 236.3 327.5 888.8 921.6 Adjusted EBITDA margin % 11.3% 11.8% 14.2% 11.7% 14.4% 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. in millions of U.S. dollars in millions of U.S. dollars | FINANCIAL STATEMENTS Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below. EBITDA RECONCILIATION 4Q25 3Q25 4Q24 2025 2024 Net income attributable to Embraer 83.3 116.6 45.6 351.9 352.5 Non-controlling interest (2.2) 12.2 (7.6) 7.1 2.1 Income tax (income) expense 56.6 (22.0) 130.6 (91.4) 202.4 Financial (income) expense, net 70.0 49.8 103.3 298.9 104.5 Foreign exchange (gain) loss, net 9.6 3.0 (13.6) 41.1 6.0 Depreciation and amortization 67.5 64.3 62.4 232.0 213.4 EBITDA 284.8 223.9 320.7 839.6 880.9 EBITDA Margin % 10.7% 11.2% 13.9% 11.1% 13.8% 4Q and 3Q financials are derived from unaudited financial statements; 2025 and 2024 are derived from audited financial statements. in millions of U.S. dollars EBIT and EBITDA Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA’s usefulness as comparative measures. 24 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 ADJUSTED NET INCOME RECONCILIATION 4Q25 3Q25 4Q24 2025 2024 Net income attributable to Embraer 83.3 116.6 45.6 351.9 352.5 Net change in deferred income tax & social contribution 56.1 (29.9) 81.3 (136.5) 112.0 Expenses related to Eve 11.1 10.4 3.9 42.1 34.5 Eve Warrants including financial result 2.7 (42.7) 42.2 (4.6) (37.4) Adjusted net income 153.2 54.4 173.0 252.9 461.6 Adjusted net margin 5.8% 2.7% 7.5% 3.3% 7.2% 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. in millions of U.S. dollars SELECT BALANCE SHEET DATA - EVE 4Q25 3Q25 4Q24 Δ qoq Δ yoy A Inventories - - 2.0 - (2.0) Trade accounts receivable - - - - - Customer and commercial financing - - - - - Contract assets - - - - - Other assets 17.7 13.6 5.5 4.1 12.2 B Contract liabilities - - 1.5 - (1.5) Trade accounts payable 27.9 3.1 1.8 24.8 26.1 Trade accounts payable - Supplier finance - - - - - Other liabilities 68.0 59.1 17.8 8.9 50.2 Working Capital (A-B) (78.2) (48.6) (13.6) (29.6) (64.6) 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. in millions of U.S. dollars Adjusted net income Is a non-GAAP measure calculated by starting at selected Embraer’s consolidated balance sheet figures and subtracting Eve’s related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables. Working capital without Eve | FINANCIAL STATEMENTS Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer’s Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company’s consolidated Cash Flow statement, under Deferred income tax and social contribution. 25 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 (i) Total debt represents short and long-term loans and financing including Eve (US$ billion). (ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing. (iii) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve’s Net debt. (iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion). (v) Financial expense (gross) includes only interest and commissions on loans. (vi) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). (vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (US$ million). (viii) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million). Ratios based on “NON-GAAP” information ADJUSTED FREE CASH FLOW W/O EVE 4Q25 3Q25 4Q24 2025 2024 Net cash provided by operating activities 878.4 268.9 1,042.1 870.1 871.3 Financial investments adjustment (65.9) 108.4 1.5 (86.6) 117.7 Adjusted net cash provided by operating activities 812.5 377.3 1,043.6 783.5 989.0 Net additions to property, plant and equipment (1) (27.3) (51.9) (13.8) (170.1) (188.1) Additions to intangibles (82.5) (82.2) (73.8) (296.7) (265.7) Adjusted free cash generated (used) 702.7 243.2 956.0 316.7 535.2 Eve free cash used adjusted (35.6) (57.1) (39.5) (174.5) (140.4) Adjusted free cash generated (used) w/o Eve 738.3 300.3 995.5 491.2 675.6 SELECTED FINANCIAL RATIOS 4Q25 3Q25 4Q24 Total debt to EBITDA (i) 3.1 2.6 2.8 Net debt to EBITDA (ii) (0.4) 0.2 (0.1) Net debt w/o Eve to Adjusted EBITDA (iii) (0.1) 0.5 0.1 Total debt to capitalization (iv) 0.4 0.4 0.4 LTM EBITDA to financial expense (gross) (v) 6.0 5.5 4.8 LTM EBITDA (vi) 839.6 875.5 880.9 LTM Interest and commissions on loans (vii) 140.3 158.9 183.6 Adjusted LTM EBITDA w/o Eve (viii) 888.8 917.9 921.5 (1) Net additions to property, plant and equipment and Adjusted net cash generated (used) in operating activities relating to 2Q25 and 3Q25 are being restated in the 4Q25 release. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. 2025 and 2024 financials are derived from audited information, 4Q and 3Q financials are derived from unaudited information. in millions of U.S. dollars | FINANCIAL STATEMENTS 26 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 CONFERENCE CALL INFORMATION Embraer will host a conference call to present its 4Q25 and FY2025 results on: Friday March 06, 2026 ENGLISH: 7:00 AM (NY Time) / 9:00 AM (SP Time). Translation to Portuguese. To access the webcast Zoom webinar: 811 2881 8474 We recommend you join 15 minutes in advance. Investor Relations | CONFERENCE CALL INFO click here 27 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 About Embraer A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year. Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe. This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations. This document contains non-GAAP financial information, to facilitate investors to reconcile Eve’s financial information in GAAP standards to Embraer’s IFRS. | ABOUT EMBRAER 28 | EMBRAER EARNINGS RESULTS | 4th QUARTER AND FISCAL YEAR 2025 CONTACT investor.relations@embraer.com.br GUI PAIVA EAH CFO; EMBJ Head of IR, M&A and CVC gpaiva@embraer.com PATRICIA MC KNIGHT IR Manager patricia.mcknight@embraer.com.br ALESSANDRA RANGEL IR Specialist alessandra.vianna@embraer.com.br MARILIA SABACK SGOBBI IR Specialist marilia.saback@embraer.com.br RODRIGO DINIZ IR Analyst rodrigo.dmendes@embraer.com.br ri.embraer.com.br/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations